UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 000-51505

PHARMAXIS LTD

(Translation of registrant’s name into English)

Unit 2, 10 Rodborough Road

Frenchs Forest

NSW 2086

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pharmaxis Ltd

ABN 75 082 811 630

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of the shareholders of Pharmaxis Ltd will be held at the Sheraton on the Park, 161 Elizabeth Street Sydney NSW on 15th November 2005 at 2.30pm.

Ordinary Business:

1.	To receive and consider the financial report of the Company for the year ended 30 June 2005 and the related directors’ reports, directors’ declarations and auditors’ reports.

Items 2-9 will be proposed as ordinary resolutions.

2.	That Dr Carrie Hillyard be re-elected as a director of the Company.

3.	That Mr Charles Kiefel be re-elected as a director of the Company.

4.	That Mr Malcolm McComas be re-elected as a director of the Company.

5.	That Dr Brett Charlton be granted 105,000 options under the Company’s employee option plan.

6.	That Mr Denis Hanley be granted 40,000 options under the Company’s employee option plan.

7.	That Mr Charles Kiefel be granted 20,000 options under the Company’s employee option plan.

8.	That Mr Malcolm McComas be granted 20,000 options under the Company’s employee option plan.

9.	That Dr Alan Robertson be granted 150,000 options under the Company’s employee option plan.

Special Business

Item 10 will be proposed as a non binding vote.

10.	That the remuneration report contained in the directors’ report for the year ended 30 June 2005 be adopted.

Other Business

To deal with any other business that may be brought forward in accordance with the constitution and the Corporations Act.

Voting Restrictions

Resolutions 5 to 9

The Company will disregard any votes cast on resolutions 5 to 9 by:

•	any director of the Company (except a director who is ineligible to participate in any employee incentive scheme in respect of the Company) and , if Australian Stock Exchange has expressed an opinion under rule 10.14.3 that approval is required for participation in an employee incentive scheme by anyone else, that person; and

•	any of their associates.

However the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form to vote as the proxy decides.

By order of the Board

Mr David McGarvey Company Secretary 12th October 2005

Voting Entitlements

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00 pm Australian Eastern Standard Time on 11th November 2005 will be taken, for the purpose of the annual general meeting, to be held by the persons who held them at the time.

Proxies

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 or at the Company’s Registered Office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare on (02) 8235 8220 or to the Company on (02) 9451 3622.

EXPLANATORY STATEMENT

Item 1:	Financial, Directors’ and Auditors’ Reports

As required by section 317 of the Corporations Act 2001, the financial report of the Company, the directors’ report and the auditors’ report for the financial year ended 30 June 2005 will be laid before the meeting.

Item 2:	Re-election of Dr Carrie Hillyard

Carrie Hillyard, Ph.D., has been a member of the board of directors of the Company since August 2002. Carrie has more than three decades of experience in managing all aspects of drug discovery and development at life science companies. Carrie’s career extends from research in cancer and endocrinology at London University, through patenting and developing novel diagnostic technologies, to assisting entrepreneurs and early-stage life science companies. From 1997 to the present time, Carrie has served as a founder and partner at CM Capital Investments, a venture capital fund manager, where she heads the life sciences practice. Carrie is the inventor of six patent families, and has provided strategic guidance to pharmaceutical and biotechnology companies on licensing technology, managing collaborations and obtaining venture funding. Carrie has also advised the Australian government on science and technology matters and is a board member of the Australian Nuclear Science and Technology Organisation. Carrie serves on the board of directors of CathRx Ltd.

Carrie holds a joint B.Sc. in biochemistry and biology with honors from the University of London and a Ph.D. in medicine from the Royal Postgraduate Medical School in the U.K. Carrie is a Fellow of the Academy of Technological Sciences and Engineering and the recipient of the Centenary medal from the Australian Government.

If re-elected, Dr Carrie Hillyard’s term of appointment will be until the third annual general meeting subsequent to her re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The directors (with Dr Carrie Hillyard abstaining) recommend that shareholders vote in favour of this resolution.

Item 3:	Re-election of Mr Charles Kiefel

Charles Kiefel has been a member of the board of directors of the Company since May 2003. Charles has more than two decades of experience in finance and investment banking. From 1990 to 2000 Charles was Managing Director of Corporate Finance at ANZ Investment Bank. From 1986 to 1990, Charles was Director of Corporate Finance at Ord Minnett. From 1985 to 1986, Charles held positions at Lazard Brothers & Co. Ltd in the U.K. and Lazard Frere in New York. Charles serves on the board of directors of Universal Biosensors Pty Ltd, Military Superannuation & Benefits Board, WHTM Asset Management Ltd, and WHTM Capital Management Ltd.

Charles has a B.Com. from the University of New South Wales and is a Fellow of the Institute of Chartered Accountants in Australia.

If re-elected, Mr Charles Kiefel’s term of appointment will be until the third annual general meeting subsequent to his re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The directors (with Mr Charles Kiefel abstaining) recommend that shareholders vote in favour of this resolution.

Item 4:	Re-election of Mr Malcolm McComas

Malcolm McComas has been a member of the board of directors of the Company since July 2003. Malcolm has more than two decades of experience in investment banking, particularly in equity and debt finance, mergers and acquisitions, and privatizations. From 1999 to 2004, Malcolm was a director of Grant Samuel and currently serves as a consultant to their corporate advisory, property services and funds management group. During 1998, Malcolm served as a Managing Director at Salomon Smith Barney. From 1988 to 1997, Malcolm served as a Managing Director at County NatWest. Malcolm serves as a non-executive director of Australasian Investors Limited and non-executive chairman of Sunshine Heart Inc.

Malcolm holds a B.Ec. and a Bachelor of Laws from Monash University.

If re-elected, Mr Malcolm McComas’ term of appointment will be until the third annual general meeting subsequent to his re-election or three years (whichever is longer), subject to the constitution of the Company (in particular the retirement by rotation provisions), the ASX Listing Rules and the Corporations Act 2001.

The directors (with Mr Malcolm McComas abstaining) recommend that shareholders vote in favour of this resolution.

Items 5 to 9 Grants of Options to Directors

Following a review of director and employee performance for the year ended 30 June 2005, on 5 August 2005 the board of directors of the Company resolved, subject to the receipt of the necessary shareholder approvals, to grant an aggregate maximum of 335,000 options to directors of the Company under the Company’s employee option plan (Plan) on the basis set out below:-

•	105,000 options to Dr Brett Charlton an executive director of the Company;

•	40,000 options to Mr Denis Hanley the non executive chairman of the Company;

•	20,000 options to Charles Kiefel a non executive director;

•	20,000 options to Mr Malcolm McComas a non executive director; and

•	150,000 options to Dr Alan Robertson the chief executive officer of the Company.

The proposed options would be governed by the terms of the Plan and would be granted on terms generally consistent with the existing options granted by the Company since listing. The proposed options would expire on 4 August 2015. The options are proposed to be granted for no cash consideration and are exercisable at $1.79 which represents the average closing price of the Company’s ordinary shares on Australian Stock Exchange in the five trading days prior to 5 August 2005 (being the date on which the board of directors resolved to grant the options subject to receipt of the necessary shareholder approvals). The proposed options would vest in four equal tranches with the first quarter vesting on 30 June 2006, the second quarter vesting on 30 June 2007, the third quarter vesting on 30 June 2008 and the final quarter vesting on 30 June 2009. In respect of options issued to Dr Brett Charlton and Dr Alan Robertson, the vesting of the options is also subject to the achievement of annual performance targets set and approved by the Company’s remuneration and nomination committee. The Company’s remuneration and nomination committee may approve the vesting of all or only a portion of the relevant options. If a takeover offer is made for the Company, all options which have not yet vested, vest.

When exercisable, each option issued under the Plan entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company. Each ordinary share issued on exercise of an option will rank equally with all other ordinary shares then on issue.

Subject to receipt of shareholder approval, the options would be granted as soon as practicable after the annual general meeting and in any event no later than 12 months from the date of the annual general meeting.

The Company will not receive any cash consideration on the grant of the options but would receive cash consideration on the exercise of the options. The consideration received on exercise of the options will be used for the Company’s general corporate purposes. The Company is not providing any loans or other financial assistance in connection with the grant or exercise of the proposed options.

The grant of options to directors under the Plan requires the approval of shareholders under Listing Rule 10.14 of the Listing Rules of Australian Stock Exchange. Since listing on Australian Stock Exchange in November 2003, the Company has not granted options to directors under the Plan and has therefore not previously sought approval of shareholders to the grant of options under the Listing Rules.

Resolutions 5 to 9 seek the necessary shareholder approvals to grant the options to Dr Brett Charlton, Mr Denis Hanley, Mr Charles Kiefel, Mr Malcolm McComas and Dr Alan Robertson under the Plan up to the maximum amounts specified in the resolutions. The directors (with Dr Brett Charlton abstaining in respect of resolution 5, Mr Denis Hanley abstaining in respect of resolution 6, Mr Charles Kiefel abstaining in respect of resolution 7, Mr Malcolm McComas abstaining in respect of resolution 8 and Dr Alan Robertson abstaining in respect of resolution 9) recommend that shareholders vote in favour of resolutions 5 to 9 (inclusive).

Item 10:	Advisory vote in relation to remuneration report of the Company

Section 250(2) of the Corporations Act 2001 requires that shareholders of a listed company vote in respect of the remuneration report of the Company. The vote on the resolution is advisory only and does not bind the directors of the Company. The remuneration report is contained within the Directors’ Report of the Company, on page 39 of the enclosed Annual Report.

QUESTIONS FROM SHAREHOLDERS

The annual general meeting of Pharmaxis Ltd will be held 15 November 2005. Shareholders are invited to register questions in advance of the meeting.

This form may also be used to submit written questions to the auditor if the question is relevant to the content of the auditor’s report or the conduct of the audit of the annual financial report of the Company.

If you wish to submit a written question, it must be received no later than five business days before the date of the meeting. Shareholders may also ask questions of the board of directors and the auditor at the meeting.

Please return this form to Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 or at the Company’s Registered Office, Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086, or by facsimile to Computershare on (02) 8235 8220 or to the Company on (02) 9451 3622.

Shareholder name

Security holder Reference Number (SRN)	or	Holder Identification Number (HIN)

Please tick the applicable box below if your question is a question for the auditor of the Company

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pharmaxis

Proxy Form

Pharmaxis Ltd
ABN 75 082 811 630

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

000001
000
PXS
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I ND

Appointment of Proxy

I/We being a member/s of Pharmaxis Ltd and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Pharmaxis Ltd to be held at the Sheraton on the Park, 161 Elizabeth Street Sydney NSW on 15 November 2005 at 2.30 pm and at any adjournment of that meeting.

[X] **IMPORTANT: FOR ITEMS 5 TO 9 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 5 to 9 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 5 to 9 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark X to indicate your directions

Item	Resolution	For	Against	Abstain*
Item 2	That Dr Carrie Hillyard be re-elected as a director of the Company			
Item 3	That Mr Charles Kiefel be re-elected as a director of the Company			
Item 4	That Mr Malcolm McComas be re-elected as a director of the Company			
Item 5	Grant of options to Dr Brett Charlton			
Item 6	Grant of options to Mr Denis Hanley			
Item 7	Grant of options to Mr Charles Kiefel			
Item 8	Grant of options to Mr Malcolm McComas			
Item 9	Grant of options to Dr Alan Robertson			
Item 10	Adopt the remuneration report			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

PXS 19PR

PXS_WIP_142701/000001/000001

How to complete the Proxy Form

1	Your Address

This is your address as it appears on the company’s share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an ‘x’) should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company’s share registry or you may copy this form.

To appoint a second proxy you must:

(a)	on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b)	return both forms together in the same envelope.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained from the company’s share registry or at www.computershare.com.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2.30 pm on 15 November 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086
Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia

BY MAIL	Registered Office - Unit 2, 10 Rodborough Road, Frenchs Forest NSW 2086
Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia

BY FAX	Registered Office - 61 2 9451 3622
Share Registry - 61 3 9473 2118

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Pharmaxis Ltd

ABN	Quarter ended (“current quarter”)
75 082 811 630	30 September 2005

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A’000	Year to date (3 months) $A’000
1.1		Receipts from research grants	326	326
1.2	Payments for	(a) staff costs	(1,170)	(1,170)
		(b) advertising and marketing	(22)	(22)
		(c) research and development	(2,011)	(2,011)
		(d) leased assets	(4)	(4)
		(e) other working capital	(541)	(541)
1.3		Dividends received	—	—
1.4		Interest and other items of a similar nature received	439	439
1.5		Interest and other costs of finance paid	—	—
1.6		Income taxes paid	—	—
1.7		Other (provide details if material)	—	—

		Net operating cash flows	(2,983)	(2,983)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 1

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

		Current quarter $A’000	Year to date (3 months) $A’000
1.8	Net operating cash flows (carried forward)	(2,983)	(2,983)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item5)	—	—
	(b) equity investments	—	—
	(c) intellectual property	(8)	(8)
	(d) physical non- current assets	(406)	(406)
	(e) other non-current assets
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	—	—
	(b) equity investments
	(c) intellectual property
	(d) physical non- current assets
	(e) other non-current assets
1.11	Loans to other entities	—	—
1.12	Loans repaid by other entities	—	—
1.13	Other (provide details if material)	—	—

	Net investing cash flows	(414)	(414)

1.14	Total operating and investing cash flows	(3,397)	(3,397)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	48	48
1.16	Proceeds from sale of forfeited shares
1.17	Proceeds from borrowings
1.18	Repayment of borrowings
1.19	Dividends paid
1.20	Other (provide details if material)

	Net financing cash flows	48	48

	Net increase (decrease) in cash held
1.21	Cash at beginning of quarter/year to date	(3,349)	(3,349)
1.22	Exchange rate adjustments to item 1.20	33,389	33,389

1.23	Cash at end of quarter	30,040	30,040

+ See chapter 19 for defined terms.

Appendix 4C Page 2	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

Current quarter $A'000
1.24 Aggregate amount of payments to the parties included in item 1.2	49
1.25 Aggregate amount of loans to the parties included in item 1.11	Nil
1.26 Explanation necessary for an understanding of the transactions

Payments represent directors fees for the quarter

Non-cash financing and investing activities
2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
Nil
2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

	Amount available $A’000	Amount used $A’000
3.1 Loan facilities	Nil	Nil
3.2 Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 3

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the shown in the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

	Current quarter $A’000	Previous quarter $A’000
4.1 Cash on hand and at bank	281	79
4.2 Deposits at call	640	855
4.3 Bank overdraft
4.4 Other (bank accepted commercial bills)	29,119	32,455

Total: cash at end of quarter (item 1.22)	30,040	33,389

Acquisitions and disposals of business entities
	Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration
5.3 Consideration for acquisition or disposal
5.4 Total net assets
5.5 Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does /~~does not~~* (delete one) give a true and fair view of the matters disclosed.

Sign here:		Date: 25 October 2005.
(Company secretary)

Print name:	David McGarvey

+ See chapter 19 for defined terms.

Appendix 4C Page 4	30/9/2001

Appendix 4C

Quarterly report for entities

admitted on the basis of commitments

Notes

1.	The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 1026: Statement of Cash Flows apply to this report except for the paragraphs of the Standard set out below.

• 6.2	- reconciliation of cash flows arising from operating activities to operating profit or loss

• 9.2	- itemised disclosure relating to acquisitions

• 9.4	- itemised disclosure relating to disposals

• 12.1(a)	- policy for classification of cash items

• 12.3	- disclosure of restrictions on use of cash

• 13.1	- comparative information

3.	Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

30/9/2001	Appendix 4C Page 5

26 October 2005

Manager of Company Announcements

Australian Stock Exchange

Exchange Centre

Level 3

20 Bridge Street

Sydney NSW 2000

Dear Sir/Madam,

Notification of release of restricted securities from escrow on 10 November 2005

In accordance with Listing Rule 3.10A, the Company advises that on 10 November 2005 an aggregate total of:

•	24,964,000 of the Company’s ordinary shares; and

•	6,720,000 options over the Company’s ordinary shares,

will be released from mandatory escrow imposed in accordance with the ASX Listing Rules.

Details of the securities to be released from mandatory escrow are set out in the tables below.

Restricted Shares

ASX code	Description	Number restricted	Number to be released from mandatory escrow	Balance subject to mandatory escrow	Date of release
PXSAK	Fully paid ordinary shares	24,964,000	24,964,000	Nil	10 November 2005

Restricted Options

ASX code	Description	Number restricted	Number to be released from mandatory escrow	Balance subject to mandatory escrow	Date of release
PXSAM	Options with an exercise price of $0.125	2,400,000	2,400,000	Nil	10 November 2005
PXSAO	Options with an exercise price of $0.3125	4,320,000	4,320,000	Nil	10 November 2005

Pharmaxis Ltd	Unit 2, 10 Rodborough Road	T 02 9451 5961
ABN 75 082 811 630	Frenchs Forest NSW 2086	F 02 9451 3622
	Australia	www.pharmaxis.com.au

On or about 10 November 2005, the Company will file an Appendix 3B to seek quoation of all ordinary shares to be released from escrow. The Company will not seek quotation of the unlisted options over ordinary shares.

Sincerely,

David McGarvey Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARMAXIS LTD

Date: October 27, 2005	By:	/s/ David M. McGarvey
David M. McGarvey
Chief Financial Officer